EXHIBIT 99.2

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           THREE MONTHS ENDED
(UNAUDITED)                                                     MARCH 31,
(IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE AMOUNTS)      2005          2004
--------------------------------------------------------------------------------



CONSOLIDATED REVENUES (NOTE 4)                         $  63,097      $  57,121
                                                       =========================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues (note 4(a))                           $  29,027      $  25,327
    Reimbursed costs                                      14,544         12,319
                                                       ------------------------

                                                          43,571         37,646
                                                       ------------------------
EXPENSES:
    General and administrative expenses                   (9,734)        (8,238)
    Reimbursed costs                                     (14,544)       (12,319)
                                                       ------------------------

                                                         (24,278)       (20,557)
                                                       ------------------------
                                                          19,293         17,089
                                                       ------------------------


OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                                  20,517         20,332
EXPENSES:
    Cost of sales and expenses                           (26,351)       (26,854)
    Fees to Management Operations                           (991)          (857)
                                                       ------------------------

                                                          (6,825)        (7,379)
                                                       ------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS                     12,468          9,710
DEPRECIATION AND AMORTIZATION                             (3,029)        (2,751)
OTHER INCOME (EXPENSE), NET (NOTES 4(A) AND 5)            (2,710)         3,279
                                                       ------------------------

EARNINGS FROM OPERATIONS                                   6,729         10,238
INTEREST INCOME, NET                                         382            871
                                                       ------------------------

EARNINGS BEFORE INCOME TAXES                               7,111         11,109
                                                       ------------------------

INCOME TAX EXPENSE:
    Current                                               (1,924)        (2,116)
    Future                                                    15           (288)
                                                       ------------------------

                                                          (1,909)        (2,404)
                                                       ------------------------
NET EARNINGS                                           $   5,202      $   8,705
                                                       ========================

BASIC EARNINGS PER SHARE (NOTE 3(A))                   $    0.14      $    0.25
                                                       ========================

DILUTED EARNINGS PER SHARE (NOTE 3(A))                 $    0.14      $    0.24
                                                       ========================

See accompanying notes to consolidated financial statements.


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FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

                                                        AS AT          AS AT
(UNAUDITED)                                           MARCH 31,     DECEMBER 31,
(IN THOUSANDS OF US DOLLARS)                            2005            2004
--------------------------------------------------------------------------------


ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                      $  198,164     $   226,377
    Receivables                                        79,940          81,541
    Inventory                                           1,418           1,439
    Prepaid expenses                                    5,564           2,981
                                                    ---------------------------

                                                      285,086         312,338

LONG-TERM RECEIVABLES                                 198,180         179,060
INVESTMENTS IN HOTEL PARTNERSHIPS AND
   CORPORATIONS                                       129,967         131,338
FIXED ASSETS                                           61,963          59,939
INVESTMENT IN MANAGEMENT CONTRACTS                    177,512         181,273
INVESTMENT IN TRADEMARKS AND TRADE NAMES                4,363           4,424
FUTURE INCOME TAX ASSETS                                3,707           3,711
OTHER ASSETS                                           28,855          30,064
                                                    ---------------------------

                                                   $  889,633     $   902,147
                                                    ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities       $   47,492     $    60,415
    Long-term obligations due within one year           3,744           3,766
                                                    ---------------------------

                                                       51,236          64,181

LONG-TERM OBLIGATIONS (NOTE 2)                        254,893         253,066
SHAREHOLDERS' EQUITY (NOTE 3):
    Capital stock                                     248,995         248,980
    Convertible notes                                  36,920          36,920
    Contributed surplus                                 8,581           8,088
    Retained earnings                                 197,331         192,129
    Equity adjustment from foreign currency
      translation                                      91,677          98,783
                                                    ---------------------------

                                                      583,504         584,900
                                                    ---------------------------
SUBSEQUENT EVENTS (NOTES 5 AND 9)

                                                   $  889,633     $   902,147
                                                    ===========================

See accompanying notes to consolidated financial statements.


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FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS


                                                         THREE MONTHS ENDED
(UNAUDITED)                                                   MARCH 31,
(IN THOUSANDS OF US DOLLARS)                            2005            2004
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                $  19,293       $ 17,089
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                     585            390
                                                      --------------------------


WORKING CAPITAL PROVIDED BY
   MANAGEMENT OPERATIONS                                19,878         17,479
                                                      --------------------------


OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                       (6,825)        (7,379)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                     276            165
                                                      --------------------------

WORKING CAPITAL USED IN
 OWNERSHIP AND CORPORATE OPERATIONS                     (6,549)        (7,214)
                                                      --------------------------

                                                        13,329         10,265

INTEREST RECEIVED, NET                                   1,667          2,831
CURRENT INCOME TAX PAID                                 (3,106)          (164)
CHANGE IN NON-CASH WORKING CAPITAL                     (16,413)        (8,762)
OTHER                                                     (113)          (447)
                                                      --------------------------

CASH PROVIDED BY (USED IN) OPERATIONS                $  (4,636)      $  3,723
                                                      ==========================


See accompanying notes to consolidated financial statements.


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FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         THREE MONTHS ENDED
(UNAUDITED)                                                   MARCH 31,
(IN THOUSANDS OF US DOLLARS)                            2005            2004
--------------------------------------------------------------------------------


CASH PROVIDED BY (USED IN):

OPERATIONS:                                         $  (4,636)       $  3,723
                                                     ---------------------------
FINANCING:
   Long-term obligations including
     current portion                                      132              88
   Issuance of shares                                   5,617           3,060
   Dividends paid                                      (1,558)         (1,391)
                                                     ---------------------------


CASH PROVIDED BY FINANCING                              4,191           1,757
                                                     ---------------------------

CAPITAL INVESTMENTS:
   Long-term receivables                              (20,465)            665
   Hotel investments                                   (7,180)           (970)
   Disposal of hotel investment (note 5)                5,346              --
   Fixed assets                                        (3,607)         (3,308)
   Investments in trademarks and trade
    names and management contracts                       (131)           (278)
   Other assets                                           (51)           (842)
                                                     ---------------------------

CASH USED IN CAPITAL INVESTMENTS                      (26,088)         (4,733)
                                                     ---------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (26,533)            747

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  DUE TO UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)       (1,680)            133
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        226,377         132,099
                                                     ---------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD            $ 198,164        $132,979
                                                     ===========================




See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                         THREE MONTHS ENDED
(UNAUDITED)                                                   MARCH 31,
(IN THOUSANDS OF US DOLLARS)                            2005            2004
--------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD              $   192,129      $ 169,364
NET EARNINGS                                              5,202          8,705
                                                     ---------------------------

RETAINED EARNINGS, END OF PERIOD                    $   197,331      $ 178,069
                                                     ===========================



See accompanying notes to consolidated financial statements.


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


FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF US DOLLARS EXCEPT SHARE AMOUNTS)
--------------------------------------------------------------------------------


In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended December 31, 2004.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2004, except as disclosed below:

(A)  CHANGE IN REPORTING CURRENCY:
     We have historically prepared our consolidated financial statements in Canadian dollars. Effective for the three months ended March 31, 2005, we have adopted US dollars as our reporting currency. With the majority of our management fee revenues in US dollars, reporting in US dollars should reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, we believe it will provide our financial statement users with more meaningful information. We have not changed the functional currency of Four Seasons Hotels Inc., which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

     The consolidated financial statements in Canadian dollars have been translated to US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss was charged or credited to "Equity adjustment from foreign currency translation" included as a separate component of shareholders' equity.

(B)  VARIABLE INTEREST ENTITIES:
     The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Effective January 1, 2005, we adopted AcG-15 and have concluded that we do not have to consolidate any interest under AcG-15.

(C)  INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS:
     In conjunction with the issuance of Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. Beginning January 1, 2005, we were required to either equity account or consolidate our temporary investments in which we have over a 20% equity interest. In March 2005, we sold the majority of our equity interest in Four Seasons Residence Club Scottsdale at Troon North (note 5), and in April 2005, we sold the majority of our equity interest in Four Seasons Hotel Shanghai. As a result of the sales, our equity interests in each property was reduced to less than 20%. The change in accounting for these temporary investments did not have a material impact on our consolidated financial statements for the three months ended March 31, 2005.

2.   BANK CREDIT FACILITY:

We have a committed bank credit facility of $125,000, which expires in September 2007. As at March 31, 2005, no amounts were borrowed under this credit facility. However, approximately $10,900 of letters of credit were issued under this credit facility as at March 31, 2005. No amounts have been drawn under these letters of credit.

3.   SHAREHOLDERS' EQUITY:

As at March 31, 2005, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,725,698, outstanding Limited Voting Shares ("LVS") of 32,883,188 and outstanding stock options of 4,575,143 (weighted average exercise price of C$59.33 ($49.05)).

(A)  EARNINGS PER SHARE:
     A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic and diluted earnings per share is as follows:

                                                              THREE MONTHS ENDED
    (UNAUDITED)                                                    MARCH 31,
    (IN THOUSANDS OF US DOLLARS)                      2005                          2004
    -----------------------------------------------------------------------------------------------

                                         NET EARNINGS      SHARES      NET EARNINGS      SHARES
    -----------------------------------------------------------------------------------------------
   Basic Earnings Per Share Amounts      $     5,202     36,608,763    $     8,705     35,289,622
   Effect of Assumed Dilutive Conversions:
      Stock Option Plan                           --      1,535,543             --      1,435,122
   ------------------------------------------------------------------------------------------------

   Diluted Earnings Per Share Amounts    $     5,202     38,144,306   $      8,705     36,724,744
   ================================================================================================

     The diluted earnings per share calculation excluded the effect of the assumed conversions of 9,000 stock options to LVS, under our stock option plan, during the three months ended March 31, 2005 (2004 - 1,407,796 stock options), as the inclusion of these conversions would have resulted in an anti-dilutive effect. There was no dilution relating to the convertible senior notes issued in 2004, as the contingent conversion price was not reached during the period. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and redeemed in September 2004) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation as the inclusion of this conversion would have resulted in an anti-dilutive effect for the three months ended March 31, 2004.

(B)  STOCK-BASED COMPENSATION:
     We use the fair value-based method to account for all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

     There were no stock options granted in the three months ended March 31, 2005. The fair value of stock options granted in the three months ended March 31, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 3.81%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months ended March 31, 2004, the weighted average fair value of the options at the grant dates was C$27.00 ($20.49). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

     Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months ended March 31, 2005 and 2004, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


     (UNAUDITED)                                          THREE MONTHS ENDED
     (IN THOUSANDS OF US DOLLARS                               MARCH 31,
     EXCEPT PER SHARE AMOUNTS)                             2005          2004
     ---------------------------------------------------------------------------


     Stock option expense included
        in compensation expense                        $   (494)     $   (313)
                                                      ==========================

     Net earnings, as reported                         $  5,202      $  8,705
     Additional expense that would have been
        recorded if all outstanding stock options
        granted during 2002 had been expensed              (691)         (652)
                                                      --------------------------

     Pro forma net earnings                            $  4,511         8,053
                                                      --------------------------
     Earnings per share:
       Basic, as reported                              $   0.14       $  0.25
       Basic, pro forma                                    0.12          0.23
       Diluted, as reported                                0.14          0.24
       Diluted, pro forma                                  0.12          0.22
                                                      --------------------------

4. CONSOLIDATED REVENUES:


                                                         THREE MONTHS ENDED
(UNAUDITED)                                                    MARCH 31,
(IN THOUSANDS OF US DOLLARS)                             2005          2004
--------------------------------------------------------------------------------

Revenues from Management Operations (A)              $ 43,571       $ 37,646
Revenues from Ownership and
   Corporate Operations                                20,517         20,332
Fees from Ownership and Corporate
   Operations to Management Operations                   (991)          (857)
                                                      --------------------------

                                                     $ 63,097       $ 57,121
                                                      ==========================

(A) Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. During the three months ended March 31, 2004, we recognized $2,720 of the deferred gain in fee revenues. We did not hedge any of our US dollar fee revenues during the three months ended March 31, 2005. In addition, effective January 1, 2004, the US dollar forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in other income (expense), net. This resulted in a $428 foreign exchange loss for the three months ended March 31, 2004.

5.  OTHER INCOME (EXPENSE), NET:

Included in other income (expense), net for the three months ended March 31, 2005 is a net foreign exchange loss of $393 (2004 - net foreign exchange gain of $3,513) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our designated foreign self-sustaining subsidiaries.

In March  2005,  we sold the  majority of our equity  interest  in Four  Seasons
Residence Club Scottsdale at Troon North for gross proceeds of $5,346, which approximated book value. As a result of the sale, our equity interest in the residence club was reduced to approximately 14%. Subsequent to March 31, 2005, we sold approximately 53% of our equity interest in Four Seasons Hotel Shanghai, which reduced our interest to approximately 10%. As a result of the sale, we revalued this US dollar investment at March 31, 2005 at current exchange rates and recorded a loss of $1,930, which is included in other income (expense), net, during the three months ended March 31, 2005.

6.  PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months ended March 31, 2005 was $621 (2004 - $575).

7.  GUARANTEES AND OTHER COMMITMENTS:

We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management totalling a maximum of $40,900. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2004. Since December 31, 2004, we have reduced one of our bank guarantees and extended a new commitment to one property under our management, resulting in a net decrease in guarantees and other commitments of $4,600.

8.  SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and demand is usually lower in the period from December through March than during the remainder of the year for most of our urban properties. However, December through March is typically a period of relatively strong demand at our resorts.

As a result, our management operations are affected by seasonal patterns, both in terms of revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. This negative impact on management revenues from those properties is offset to some degree by increased travel to our resorts in the period.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters.

9.  CURRENCY AND INTEREST RATE SWAP:

In April 2005, we entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian Bankers Acceptance in arrears plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, we will pay C$311.8 million and receive $250,000 under the swap. We have designated the swap as a fair value hedge of our convertible senior notes, which were issued in 2004.